FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Niño Ventures Inc.

1440 - 1166 Alberni Street

Vancouver, B.C., Canada V6E 3Z3

Item 2: Date of Material Change:

Janaury 18, 2008

Item 3: News Release:

A news release dated and issued on January 18, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

El Niño Ventures Update on Exploration Program in the Democratic Republic of Congo (DRC)

Item 5: Full Description of Material Change:

January 18th, 2008, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) announces that the results of the 2007 drill campaign should start coming in by the end of January 2008.

The company has started a soil sampling program to cover the research permits owned by the company. This soil sampling program will focus on new areas of interest identified on the research permits and the results will be incorporated into the 2008 exploration program.

Jean Luc Roy, President of El Nino states, “As of today we have not received any assay results from our 2007 drill campaign but we have received confirmation from ALS Chemex of Johannesburg that our results will start coming in by the end of January 2008. The backlog at the laboratory combined with the slowdown over the holiday period has delayed our results well beyond our expectations. We will publish our results as they are received from ALS Chemex for the benefit of our valued shareholders.”

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Toll Free 1.877.895.6466

Telephone +604.683.4886

Facsimile +604.683.4887

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 18th day of January 2008.